FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: January 12, 2005

By:_ “Shane Ellis”_

Shane Ellis

Vice President,Legal Affairs

Corporate Secretary

Index for the 6-K filing

99.01

Press release: Lorus Therapeutics to present at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference

99.02

Press release: Lorus Therapeutics allowed Canadian patent to protect its novel anticancer drugs

99.03

Press release: Lorus announces Virulizin(R) commercial supply agreement with BioVectra dcl

99.04

Press release: Lorus Therapeutics announces initiation of a National Cancer Institute sponsored Phase II Clinical Trial of GTI-2040

99.05

Press release: Lorus Therapeutics 2004 annual general meeting of shareholders

99.06

Press release: Lorus Therapeutics reports second quarter results for fiscal year 2005

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS TO PRESENT AT THE RODMAN & RENSHAW TECHVEST 6TH ANNUAL HEALTHCARE CONFERENCE

TSX:        LOR

AMEX:   LRP

TORONTO, CANADA, October 26, 2004 - Lorus Therapeutics Inc. ("Lorus"), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced that Dr. Jim Wright, CEO, will present Lorus' preclinical and clinical oncology pipeline today at 3:50 p.m. at the Rodman & Renshaw Techvest 6th Annual Healthcare Conference being held at the

Waldorf Astoria Hotel in New York City.

The presentation will also be audio webcast live via the www.lorusthera.com website, and available by replay afterward.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS ALLOWED CANADIAN PATENT TO PROTECT ITS NOVEL ANTICANCER DRUGS

-Patent covers both GTI-2040 and GTI-2501-

TSX:

   LOR

AMEX:  LRP

TORONTO, CANADA, November 10, 2004 - Lorus Therapeutics Inc. ("Lorus"), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that its wholly owned subsidiary, GeneSense Technologies Inc., has been allowed a patent by the Canadian Patent Office entitled "Antitumor Antisense Sequences Directed Against R1 and R2 Components of Ribonucleotide Reductase."  The patent protects Lorus' antisense molecules that target R1 and R2, including its lead anticancer drugs in the clinic, GTI-2401 and GTI-2501.

GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 is being tested in combination with chemotherapy in five different clinical trials. These include studies of GTI 2040 in breast, lung, colon, acute myeloid leukemia and a variety of solid tumors.

Promising phase II interim clinical data arising from GTI-2040 in combination therapy for the treatment of renal cell carcinoma has provided evidence of disease stabilizations, tumor reductions and a favourable safety profile at the recommended phase II dose. Patients in the clinical study had previously failed or were ineligible for standard therapies, and were representative of a population with very poor prognostic outcome.

GTI-2501 is a novel antisense drug which has shown a favorable safety profile in preclinical studies, and in a phase I clinical trial. The drug is in a phase II clinical trial in combination with docetaxel for the treatment of hormone refractory prostate cancer. Initial testing has demonstrated strong antitumor activity in preclinical studies in prostate cancer and a variety of other tumor types.

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In addition to this Canadian patent allowance, GTI-2040 and GTI-2501 have been protected by patents issued by the United States, Singapore, Australian and New Zealand Patent Offices. Patent applications for these antisense drugs have also been filed in numerous other international jurisdictions.

"Lorus Therapeutics is focused on developing anticancer drugs which complement the efficacy of more toxic chemotherapies without adding significant additional toxicity," said Dr Jim Wright, CEO of Lorus Therapeutics.  "We were pleased with the safety profile previously seen with GTI-2040 alone, and its positive clinical results to date in combination treatment for kidney cancer."

Added Dr. Wright: "This Canadian patent allowance contributes to our strong global intellectual property portfolio, an important part of our strategy for the creation of value within Lorus."

About Antisense Drugs

GTI-2040 is an antisense oligonucleotide complementary to the R2 component of ribonucleotide reductase, an activity that is essential for DNA synthesis. R2 is frequently over-expressed in cancer cells, and has been shown to cooperate with a variety of oncogenes to increase the tumorigenic and malignant potential of cancer cells. GTI-2501 is designed to exert its activity by specific downregulation of the R1 component of ribonucleotide reductase, a component essential for DNA replication and tumor cell proliferation.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

2

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS ANNOUNCES VIRULIZIN(R) COMMERCIAL SUPPLY AGREEMENT WITH BIOVECTRA dcl

- Lorus secures commercial scale manufacturing -

TSX:        LOR

AMEX:    LRP

TORONTO, CANADA, November 16, 2004 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the signing of a commercial supply agreement with Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) for the commercial manufacture of Virulizin(R).

Lorus has successfully completed the technology transfer process to BioVectra, which is critical to the commercialization of Virulizin(R).  Moving forward, BioVectra will scale up to commercial batch size by the second quarter of 2005.  The documentation that supports these activities will be of paramount importance during the US Food and Drug Administration’s (FDA) pre-approval inspection of the full-scale manufacturing site.

BioVectra is an FDA-inspected, privately owned, Canadian company located in Charlottetown, PEI.   Its 33,500 square foot cGMP manufacturing facility provides technology-based custom manufacturing to a number of large pharmaceutical and biotechnology companies on a global scale.  BioVectra’s expertise includes preclinical phase I to phase III clinical trial material, active pharmaceutical ingredients, natural product extraction and purification and advanced intermediates.

Virulizin(R) is currently the subject of a fully enrolled global Phase III registration clinical trial for the treatment of advanced pancreatic cancer in combination with gemcitabine.  The clinical trial has enrolled more than 400 patients at over 100 oncology centres around the world.  The clinical trial results are expected during the second half of 2005.  To date, Virulizin(R) has received fast track status, orphan drug status and a special protocol assessment from the FDA.

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“This collaboration represents an excellent fit for BioVectra as Virulizin(R) advances through the regulatory process,” said Dr. Tony Lucas, CEO of BioVectra dcl.  “We look forward to a long and mutually rewarding relationship with Lorus.”

“The signing of this commercial supply agreement with BioVectra is a significant achievement in the commercialization process for Virulizin(R),” said Dr. Jim Wright, CEO of Lorus Therapeutics.  “We are pleased to be aligned with BioVectra, a company with extensive experience supplying product to the pharmaceutical and diagnostic industries.”

For more information on BioVectra, please visit www.BioVectra.com.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS ANNOUNCES INITIATION OF A NATIONAL CANCER INSTITUTE SPONSORED PHASE II CLINICAL TRIAL OF GTI-2040

- Combines GTI-2040 with Docetaxel and Prednisone in Hormone Refractory Prostate Cancer -

TSX:        LOR

AMEX:    LRP

TORONTO, CANADA, November 18, 2004 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the initiation of a clinical trial of its antisense drug, GTI-2040, in combination with docetaxel and prednisone in hormone refractory prostate cancer (HRPC) at Princess Margaret Hospital in Toronto.

This is the sixth, in a series of six, clinical trial studies sponsored and funded by the US National Cancer Institute (NCI) under a Clinical Trials Agreement between Lorus and the Cancer Therapy Evaluation Program (CTEP) of the Division of Cancer Treatment and Diagnosis, NCI.  CTEP is a government program that supports the clinical development and evaluation of novel anticancer compounds.

The study also includes detailed assessments of metastatic disease, pharmacokinetic and pharmacodynamic parameters.  This trial follows the successful completion and evaluation of the dose optimization stage of another NCI-sponsored trial at Princess Margaret Hospital, which established a safe recommended Phase II dose for GTI-2040 and docetaxel in combination for non-small cell lung cancer and prostate cancer.  In addition to HRPC, the decision was made to proceed with the Phase II efficacy stage in the above study of GTI-2040 combined with docetaxel in non-small cell lung cancer.

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The median survival of patients with metastatic prostate cancer is only two to three years and previously available therapies for HRPC have provided only palliative benefit.  Consequently, there is dire need for new therapies.

The Phase II clinical trial in prostate cancer will establish the efficacy of a combination of GTI-2040, docetaxel and prednisone in HRPC patients with particular attention to the prostate specific antigen (PSA) response.  PSA is a widely used measure for evaluation of disease status and progression.

The study, under the direction of Dr Malcolm Moore at Princess Margaret Hospital as principal investigator, will also be extended to the following four Canadian sites: the Hamilton Regional Cancer Centre, London Regional Cancer Centre, Ottawa Regional Cancer Centre, and the British Columbia Cancer Agency at Vancouver General Hospital.

GTI-2040 binds to the messenger RNA that encodes the R2 component of ribonucleotide reductase, an enzyme essential for DNA synthesis and cell proliferation.  The R2 component is elevated in many tumors and may also play a role in tumor progression as a signal molecule in a molecular pathway important in determining malignancy.

GTI-2040 has demonstrated strong antitumor and anti-metastatic activity in preclinical models and is in clinical development for several different tumors.

Other ongoing GTI-2040 clinical trials involving different combinations with chemotherapies conducted under the NCI-CTEP program, include studies in non-small cell lung cancer noted above, breast cancer, colorectal cancer, acute myeloid leukemia, along with a pharmacodynamic study in a variety of solid tumors.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

(30)

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TSX:       LOR

AMEX:   LRP

TORONTO, CANADA, November 18, 2004 - Notification of Annual General Meeting.

LORUS THERAPEUTICS INC.

ANNUAL MEETING

THURSDAY, NOVEMBER 18, 2004

4:00 PM EST

TORONTO STOCK EXCHANGE

The Conference Centre, Ground Floor

Toronto, Ontario

To listen to this event, please enter http://www.lorusthera.com/inv_news_wc.asp on the web browser.

For a complete listing of upcoming and archived webcasts available through Canada NewsWire, please review the event calendar by logging on to www.newswire.ca/webcast.  CNW's webcast of earnings calls is consistent with Market Regulation Services Inc. (RS) initiatives to broaden investor access through the use of new technology.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

TSX:         LOR

AMEX:     LRP

LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS

FOR FISCAL YEAR 2005

TORONTO, CANADA – January 11, 2005 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the three and six-month periods ended November 30, 2004.  Unless specified otherwise, all amounts are in Canadian dollars.

SEPTEMBER 1, 2004 TO DATE HIGHLIGHTS

On October 7, 2004, Lorus announced the closing of the first tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (TEMIC).  The proceeds of the private placement will be used to finance the Company's research and development and on-going operations. Pursuant to the terms of the private placement, Lorus has issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009. TEMIC has agreed to purchase two additional secured convertible debentures, each in the principal amount of $5 million, on each of January 14, 2005 and April 15, 2005.

Signed a commercial supply agreement with Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) for the commercial manufacture of Virulizin(R). Lorus successfully completed the technology transfer process to BioVectra, which is critical to the commercialization of Virulizin(R). Moving forward, Lorus will scale up to commercial batch size by the fourth quarter of fiscal 2005.

Announced clinical results of a study in metastatic renal cell carcinoma with GTI-2040 in combination with capecitabine.  Of 29 patients reported all had advanced metastatic renal cell cancer that had either failed or were ineligible for standard therapies. Data presented from the ongoing clinical study reported that more than 50 per cent of patients showed disease stabilization. Best tumor shrinkages included a 39 per cent reduction in a patient with a partial response and a 23 per cent reduction in a patient who had durable stabilization of disease of 10 months duration.

Initiation of the sixth in a series of six clinical trial studies sponsored and funded by the US National Cancer Institute (NCI) of our antisense drug, GTI-2040, in combination with docetaxel and prednisone in hormone refractory prostate cancer (HRPC) at Princess Margaret Hospital in Toronto.

Allowed a patent by the Canadian Patent Office entitled "Antitumor Antisense Sequences Directed Against R1 and R2 Components of Ribonucleotide Reductase." The patent protects Lorus’ antisense molecules that target R1 and R2, including its lead anticancer drugs in the clinic, GTI-2040 and GTI-2501.

“As we move into the second half of fiscal 2005, we are pleased with our progress to date.  Not only has Lorus continued to advance along the path toward commercialization with our lead immunotherapeutic

1

drug Virulizin(R) through the fully enrolled global clinical trial and the successful technology transfer and commercial supply agreement with Biovectra, but we have continued to make progress with our GTI-2040 clinical trials.” said Dr. Jim Wright, President and CEO. “The promising interim results of our GTI-2040 phase II clinical trial in renal cell carcinoma and the initiation of the sixth NCI clinical trial indicate that Lorus is well positioned with multiple clinical drugs that have demonstrated positive clinical results.”

FINANCIAL RESULTS

Net loss for the three months ended November 30, 2004 totaled $5.9 million ($0.03 per share) compared to a loss of $6.0 million ($0.03 per share) for the same period last year. For the six-month period ended November 30, 2004, the net loss totaled $12.2 million ($0.07 per share) compared to $14.2 million ($0.08 per share) for the comparable period last year.   The year to date decrease in net loss is due primarily to a reduction of $4.0 million in research and development expenses offset by lower revenues and interest income of $601,000 and $426,000 respectively, and a non cash charge for the recognition of stock-based compensation expense in fiscal 2005 of $861,000 resulting from the adoption of Canadian Institute of Chartered Accountants [“CICA”] revised Handbook Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ effective June 1, 2004.

Revenue has decreased to $3,000 for the six months ended November 30, 2004 compared with $604,000 for the same period in 2003.  The decrease is primarily due to a $546,000 license fee received in the prior year related to the out-licensing of our clotrimazole analog library to Cyclacel Ltd.  In addition, Lorus did not have any revenue for the six-month period ending November 30, 2004 related to the sale of Virulizin(R) in Mexico compared with $58,000 in the prior year.

Research and development expenses for the three months ended November 30, 2004 decreased to $3.8 million compared to $5.6 million for the same period last year. For the six months ended November 30, 2004, research and development expenses decreased to $8.9 million compared to $12.8 million for the same period last year.  The decrease in research and development activities relates primarily to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin(R) in comparison to the prior year when significant start up costs were incurred.  Secondly, the initial costs of supplying the GTI-2040 drug to the NCI for the NCI sponsored phase II clinical trial program were incurred entirely in Q1 of 2004, for which Lorus continues to have a sufficient supply on hand for the clinical studies underway.

Stock-based compensation expense of $650,000 for the three months ended November 30, 2004 and $861,000 for the six month period ended November 30, 2004 represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a one time charge of $207,000 recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for the cumulative effect of the fair value of stock based awards for the 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the additional paid-in capital account on June 1, 2004. Prior periods were not restated.

Lorus recognized non-cash interest expense of $39,000 for the three and six-month period ended November 30, 2004, representing interest at a rate of prime +1% on the first tranche of the convertible debenture of $5 million received on October 6, 2004.  The interest accrued on the debenture during the quarter was paid in common shares of the Company.

2

Accretion in the carrying value of the convertible debenture amounted to $58,000 for the three and six months ended November 30, 2004.  This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the quarter.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the value of the $5.0 million convertible debenture having a carrying value of $3.1 million at inception.  Each reporting period, the Company is required to accrete the carrying value of the convertible debenture such that at maturity on October 6, 2009, the carrying value of the debenture will be its face value of $5.0 million.  The debenture is convertible into common shares of Lorus at $1.00 per common share.

Interest income for the three months ended November 30, 2004 was $136,000, compared with $314,000 for the same period in the prior year. For the six-month period, interest income was $281,000 in fiscal 2005 compared to $707,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance during the first half of 2005.

Cash used in operating activities before net change in non-cash working capital was $4.6 million for the three months ended November 30, 2004 compared to $5.5 million in the prior year.  For the six month period ended November 30, 2004 cash used in operating activities before net change in non-cash working capital totaled $10.1 million compared with $13.1 million in the prior year.  The decrease is due to lower research and development expenditures year to date.

At November 30, 2004 Lorus had cash and cash equivalents and short-term investments totaling $19.6 million compared to $26.7 million at May 31, 2004. Working capital was $16.2 million at November 30, 2004 compared to $22.6 million at May 31, 2004.  Pursuant to the $15 million convertible debenture agreement, Lorus will receive the remaining $10 million in two installments of $5 million on each of January 14, and April 15, 2005.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Six	Six
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Nov. 30, 2004	Nov. 30, 2003	Nov. 30, 2004	Nov. 30, 2003
REVENUES	$ 1	$ 575	$ 3	$ 604
EXPENSES
Cost of Sales	1	26	1	26
Research and development	3,838	5,586	8,887	12,849
General and administrative	1,333	1,176	2,358	2,407
Stock-based compensation	650	-	861	-
Interest expense	39	-	39	-
Accretion in carrying value of secured convertible debenture	58	-	58	-
Amortization of deferred financing charges	19	-	19	-
Depreciation and amortization	144	99	251	198
Operating Expenses	6,082	6,887	12,474	15,480
Interest income	(136)	(314)	(281)	(707)
Loss for the period	5,945	5,998	12,190	14,169
Deficit, beginning of period, as previously reported	130,826	99,674	121,804	91,503
Impact of change in accounting for stock options	-	-	2,777	-
Deficit, as restated	$ 136,771	$ 105,672	$ 136,771	$ 105,672
Basic and diluted loss per common share	$ 0.03	$ 0.03	$ 0.07	$ 0.08
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	172,000	171,901	171,896	171,537

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Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Thursday January 13, 2005.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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